Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                      NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                      DATE OF MATERIAL CHANGE

February 3, 2011

ITEM 3:                      NEWS RELEASE

A news release was issued on February 3, 2011 by Jaguar Mining Inc. (the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                      SUMMARY OF MATERIAL CHANGE

On February 3, 2011 the Company announced that it had entered into an agreement with an initial purchaser to issue and sell US$90 million aggregate principal amount of 5.5% senior convertible notes due 2016 (the “Notes”) for net proceeds of approximately US$88.3 million. The Company also announced that it had granted the initial purchasers a 30-day option to purchase up to an additional US$13.5 million aggregate principal amount of notes to cover over-allotments, if any. A copy of the purchase agreement is attached hereto as Schedule B.

ITEM 5:                      FULL DESCRIPTION OF MATERIAL CHANGE

On February 3, 2011 the Company announced that it had entered into an agreement with the initial purchasers named therein to issue and sell US$90 million of the Notes on a private placement basis in Canada and the United States for net proceeds of approximately US$86.3 million. The Company also announced that it had granted the initial purchasers a 30-day option to purchase up to an additional US$13.5 million aggregate principal amount of Notes to cover over-allotments, if any.

The Notes are convertible into the common shares of the Company (the "Underlying Shares") at a conversion rate of approximately 132.4723 common shares per US$1,000 principal amount of Notes (which is equal to a conversion price of approximately US$7.55 per share), subject to customary anti-dilution adjustments. The maximum number of the Underlying Shares issuable upon conversion of the Notes is 11,922,504 (or 13,710,883 if the over-allotment option described above is exercised in full which to date has not occurred).

The Company intends to use the net proceeds from the sale of the Notes toward development of its Gurupi project in northern Brazil with the balance to be used for working capital and general corporate purposes.

The Notes and the Underlying Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the Notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This material change report does not constitute an offer to sell or the solicitation of an offer to buy any security

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Daniel R. Titcomb
                                President and Chief Executive Officer
                                (603) 224-4800

ITEM 9:                      DATE OF REPORT

February 4, 2011

SCHEDULE A

February 3, 2011	2011-03
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Announces Pricing of US$90 Million Offering of Convertible Senior Notes

Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has entered into an agreement to issue and sell US$90 million aggregate principal amount of 5.5% senior convertible notes due 2016 (the “notes”). Jaguar has granted the initial purchasers a 30-day option to purchase up to an additional US$13.5 million aggregate principal amount of notes to cover over-allotments, if any. The closing of the offering of the notes is expected to occur on or about February 9, 2011, subject to the satisfaction of customary closing conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

Jaguar expects to receive net proceeds of approximately US$86.3 million from the offering of the notes (or approximately US$99.3 million if the initial purchasers’ over-allotment option is exercised in full). Jaguar intends to use the net proceeds from the sale of the notes toward development of our Gurupi project in northern Brazil and for working capital and general corporate purposes.

The notes will be unsecured, senior obligations of the Company. The notes will bear interest at a rate of 5.5% per year, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and will mature on March 31, 2016. The notes will have an initial conversion rate of 132.4723 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share, which is approximately 137.5% of the closing price of Jaguar common shares on the New York Stock Exchange on February 3, 2011. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible at any time prior to maturity. Upon conversion,
Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.
For Information:

Investors and analysts:	Media inquiries:
Bob Zwerneman, Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com
Forward Looking Statements
This press release contains forward-looking statements regarding the terms of the notes, the use of proceeds, the closing date, the over-allotment option and a potential acquisition. These forward-looking statements can be identified by the use of words “expected,” “intends” and “will.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, the terms of the notes and the anticipated closing date to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to completion of the proposed offering and the use of proceeds from the offering.

These forward-looking statements represent our views as of the date of this press release. Subsequent events and developments could cause the Company’s views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

##

SCHEDULE B

EXECUTION VERSION

JAGUAR MINING INC.

(a corporation continued under the laws of the Province of Ontario)

$90,000,000

5.5% Senior Convertible Notes due 2016

PURCHASE AGREEMENT

Dated: February 3, 2011

JAGUAR MINING INC.

(a corporation continued under the laws of the Province of Ontario)

$90,000,000

5.5% Senior Convertible Notes due 2016

PURCHASE AGREEMENT

February 3, 2011

Merrill Lynch, Pierce, Fenner & Smith Incorporated
as Representative of the several Initial Purchasers
c/o	Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
Ladies and Gentlemen:
Jaguar Mining Inc., a corporation continued under the laws of the Province of Ontario (the “Company”), confirms its agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and each of the other Initial Purchasers named in Schedule A hereto (collectively, the “Initial Purchasers,” which term shall also include any initial purchaser substituted as hereinafter provided in Section 11 hereof), for whom Merrill Lynch is acting as representative (in such capacity, the “Representative”), with respect to (i) the sale by the Company and the purchase by the Initial Purchasers, acting severally and not jointly, of the respective principal amounts set forth in said Schedule A of $90,000,000 aggregate principal amount of the Company’s 5.5% Senior Convertible Notes due 2016 (the “Initial Securities”) and (ii) the grant by the Company to the Initial Purchasers, acting severally and not jointly, of the option to purchase all or any part of an additional $13,500,000 aggregate principal amount of its 5.5% Senior Convertible Notes due 2016 (the “Option Securities” and, together with the Initial Securities, the “Securities”) to cover overallotments.  The Securities will be convertible into common shares without par value of the Company (the “Common Shares”).  The Securities are to be issued pursuant to an indenture to be dated as of February 9, 2011 (the “Indenture”) between the Company and The Bank of New York Mellon and BNY Trust Company of Canada, as trustees (together, the “Trustee”).  If Merrill Lynch is the sole Initial Purchaser named in Schedule A, then all references in this Agreement to the “Representative” and the “Initial Purchasers” shall be deemed to be references to Merrill Lynch.

The Company understands that the Initial Purchasers propose to make an offering of the Securities on the terms and in the manner set forth herein and agrees that the Initial Purchasers may resell, subject to the conditions set forth herein, all or a portion of the Securities to purchasers (“Subsequent Purchasers”) at any time after this Agreement has been executed and delivered.  The Securities are to be offered and sold through the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the “1933 Act”), in reliance upon exemptions therefrom.  Pursuant to the terms of the Securities and the Indenture, investors that acquire Securities may only resell or otherwise transfer such Securities if such Securities are hereafter registered under the 1933 Act or if an exemption from the registration requirements of the 1933 Act is available (including the exemption afforded by Rule 144A (“Rule 144A”) of the rules and regulations promulgated under the 1933 Act (the “1933 Act Regulations”) by the Securities and Exchange Commission (the “Commission”)).

The Company has prepared and delivered to each Initial Purchaser electronic copies of a preliminary offering memorandum dated February 3, 2011 (the “Preliminary Offering Memorandum”) and has prepared and will deliver to each Initial Purchaser, on the date hereof or the next succeeding day, electronic and print copies of a final offering memorandum dated February 3, 2011 (the “Final Offering Memorandum”), each for use by such Initial Purchaser in connection with its solicitation of purchases of, or offering of, the Securities.  References herein to the Preliminary Offering Memorandum and the Final Offering Memorandum shall be deemed to refer to and include the related Canadian preliminary offering memorandum and Canadian final offering memorandum, respectively, prepared for delivery to prospective purchasers of the Securities in Canada and incorporating the Preliminary Offering Memorandum and the Final Offering Memorandum, respectively.  “Offering Memorandum” means, with respect to any date or time referred to in this Agreement, the most recent offering memorandum (whether the Preliminary Offering Memorandum or the Final Offering Memorandum, or any amendment or supplement to either such document), including exhibits thereto and any documents incorporated therein by reference, which has been prepared and delivered by the Company to the Initial Purchasers in connection with their solicitation of purchases of, or offering of, the Securities.   The Company will prepare a final term sheet reflecting the final terms of the Securities, in the form set forth in Schedule B hereto (the “Final Term Sheet”), and will deliver such Final Term Sheet to the Initial Purchasers in connection with their solicitation of purchases of, or offering of, the Securities.  “General Disclosure Package” means the Preliminary Offering Memorandum and any Issuer Written Information (as defined below) specified on Schedule C hereto and issued at or prior to 7:30 P.M., New York City time, on February 3, 2011 or such other time as agreed by the Company and Merrill Lynch (such date and time, the “Applicable Time”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Offering Memorandum (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in the Offering Memorandum; and all references in this Agreement to amendments or supplements to the Offering Memorandum shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”) which is incorporated by reference in the Offering Memorandum.

Representations and Warranties.

Representations and Warranties by the Company.  The Company represents and warrants to each Initial Purchaser as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Initial Purchaser, as follows:

(i)           Preliminary Offering Memorandum.  The Preliminary Offering Memorandum, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the Initial Purchaser Information.  “Initial Purchaser Information” means the information in the first paragraph under the heading “Plan of Distribution - Commissions and Discounts,” the second and third sentences in the first paragraph under the heading “Plan of Distribution - Notes Are Not Being Registered,” the third sentence in the first paragraph under the heading “Plan of Distribution - New Issue of Notes” and the first paragraph under the heading “Plan of Distribution - Price Stabilization, Short Positions” in the Offering Memorandum.

(ii)           General Disclosure Package. The General Disclosure Package, at the Applicable Time, did not, and at the Closing Time and as of any Date of Delivery, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such General Disclosure Package, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the Initial Purchaser Information.  No statement of material fact included in the Final Offering Memorandum has been omitted from the General Disclosure Package and no statement of material fact included in the General Disclosure Package that is required to be included in the Final Offering Memorandum has been omitted therefrom.

(iii)           Additional Written Information.  The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities by any written materials other than the Offering Memorandum and the Issuer Written Information. “Issuer Written Information” means (i) any writing intended for general distribution to investors as evidenced by its being specified in Schedule C hereto, including the Final Term Sheet, and (ii) any “road show” that is a “written communication” within the meaning of the 1933 Act.  As of the Applicable Time, each Issuer Written Information, when taken together with the General Disclosure Package, did not, and at the Closing Time and as of any Date of Delivery, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Written Information in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such Issuer Written Information, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the Initial Purchaser Information.  Each such Issuer Written Information, as of its issue date and at all subsequent times through the completion of the offer and sale of the Securities or until any earlier date that the Company notified or notifies the Representative as described in Section 3(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the General Disclosure Package or the Final Offering Memorandum, including any document incorporated by reference therein.

(iv)           Final Offering Memorandum.  As of the date of the Final Offering Memorandum and as of the Closing Time and as of any Date of Delivery, as the case may be, the Final Offering Memorandum will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the Initial Purchaser Information.

(v)           Incorporated Documents.  The documents incorporated by reference in the General Disclosure Package or the Final Offering Memorandum when filed with or furnished to the Commission conformed or will conform, as the case may be, in all material respects to the requirements of the 1934 Act, and the rules and regulations promulgated under the 1934 Act (the “1934 Act Regulations”) by the Commission, as applicable to the Company under the U.S./Canada Multi-Jurisdictional Disclosure System (the “MJDS”), and such documents did not and will not contain at the time of filing any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The documents incorporated or deemed to be incorporated by reference in the General Disclosure Package or the Final Offering Memorandum when filed with securities regulatory authorities in Canada conformed or will conform, as the case may be, in all material respects with applicable Canadian securities laws as interpreted and applied by Canadian securities regulatory authorities and such documents did not and will not contain at the time of filing any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(vi)           Financial Statements.  The consolidated financial statements and the related notes thereto included or incorporated by reference in the General Disclosure Package and the Final Offering Memorandum present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations, in each case as applicable to the Company under the MJDS, and applicable Canadian securities laws and have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby; the other financial information included or incorporated by reference in the General Disclosure Package and the Final Offering Memorandum has been derived from the accounting records of the Company and its subsidiaries and presents fairly in all material respects the information shown thereby.  The audited consolidated financial statements (including the notes thereto) included or incorporated by reference in the General Disclosure Package and the Final Offering Memorandum have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F under the 1934 Act.

(vii)           No Material Adverse Change.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the General Disclosure Package and the Final Offering Memorandum, (i) there has not been any change in the share capital, short-term debt or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the General Disclosure Package and the Final Offering Memorandum.

(viii)           Organization and Good Standing.  The Company and each of its subsidiaries have been duly organized and are validly existing and in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation)  in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, shareholders' equity, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under the Transaction Documents (as defined below) (a “Material Adverse Effect”).  The subsidiaries listed in Schedule D to this Agreement are the only subsidiaries of the Company.

(ix)           Capitalization.  The authorized, issued and outstanding share capital of the Company is as set forth in the General Disclosure Package and the Final Offering Memorandum under the heading “Capitalization” (other than the issuance of Common Shares upon exercise of stock options described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the General Disclosure Package and the Final Offering Memorandum); all of the outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any preemptive or similar rights; except as described in or expressly contemplated by the General Disclosure Package and the Final Offering Memorandum, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares or other equity interests in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the General Disclosure Package and the Final Offering Memorandum; and all the outstanding shares of capital stock or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the General Disclosure Package and the Final Offering Memorandum).

(x)           Stock Options.  With respect to the stock options (the “Stock Options”) granted pursuant to the stock-based compensation plans of the Company and its subsidiaries (the “Company Stock Plans”), except as would not have a Material Adverse Effect, (i) each Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Internal Revenue Code (as defined below) so qualifies, (ii) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Stock Plans, applicable Canadian securities laws, the 1934 Act, the 1934 Act Regulations and all other applicable laws and regulatory rules or requirements, including the rules of the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”), (iv) the per share exercise price of each Stock Option was no less than the fair market value (as such concept was defined in the Company’s option plan at the time of grant) of a Common Share on the applicable Grant Date, and (v) each such grant was properly accounted for in accordance with Canadian generally accepted accounting principles in the consolidated financial statements (including the related notes) of the Company and disclosed in the Company’s filings with the Commission and Canadian securities regulatory authorities in each case in accordance with applicable laws.  The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Stock Options prior to, or otherwise coordinating the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its subsidiaries or their results of operations or prospects.

(xi)           Due Authorization.  The Company has full right, power and authority to execute and deliver this Agreement, the Indenture and the Securities (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of each of the Transaction Documents and the consummation by it of the transactions contemplated thereby or by the General Disclosure Package and the Final Offering Memorandum has been duly and validly taken.

(xii)           The Indenture.   The Indenture has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity (collectively, the “Enforceability Exceptions”).

(xiii)           Purchase Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(xiv)           The Securities.  The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(xv)           The Underlying Securities.  Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holder thereof into Common Shares (the “Underlying Securities”) in accordance the terms of the Securities and the Indenture; the Underlying Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights.

(xvi)           Descriptions of the Underlying Securities and the Transaction Documents.  The Underlying Securities and the Indenture will conform in all material respects to the respective descriptions thereof contained in the General Disclosure Package and the Final Offering Memorandum, and the statements contained in the General Disclosure Package and the Final Offering Memorandum regarding each of the Transaction Documents, in each case, insofar as such statements summarize the documents referred to therein, fairly summarize such documents.

(xvii)           No Violation or Default.  Neither the Company nor any of its subsidiaries is (i) in violation of its articles of incorporation or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(xviii)           No Conflicts.  The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the General Disclosure Package and the Final Offering Memorandum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument outstanding at the Closing Time or any Date of Delivery, as the case may be, and to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the articles of incorporation or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule  or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(xix)           No Consents Required.  No consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the General Disclosure Package and the Final Offering Memorandum, except for (1) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers, and (2) the approval of the NYSE and the conditional approval of the TSX relating to the listing of the Underlying Securities.

(xx)           Legal Proceedings.  Except as described in the General Disclosure Package and the Final Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others.

(xxi)           Independent Accountants.  KPMG LLP, who have audited certain financial statements of the Company and its subsidiaries incorporated by reference in the General Disclosure Package and the Final Offering Memorandum, are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the 1933 Act and the 1933 Act Regulations and are independent within the meaning of applicable Canadian securities laws and regulations.  There has not been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between KPMG LLP or any former auditor of the Company, on the one hand, and the Company, on the other hand.

(xxii)           Properties, Business and Assets.  The Company and its subsidiaries, as applicable, are the registered owners of all material licenses or concessions in respect of the Material Properties (as defined below).  Except as set forth in the General Disclosure Package and the Final Offering Memorandum, the Company and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and neither the Company nor any of its subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the material mining claims, concessions, licenses, leases or other instruments conferring mineral rights to the Company and its subsidiaries, including, without limitation, in respect of the Material Properties.  The Company and, where applicable, each of its subsidiaries, is the legal and beneficial owner of all of the material assets of the Company and its subsidiaries, as applicable, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties.  No other property rights are necessary for the conduct of the business of the Company or any of its subsidiaries in respect of the Material Properties.  Except as may be required by law, there are no restrictions on the ability of the Company or any of its subsidiaries to use, transfer or otherwise exploit any such property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights.  Except as set forth in the General Disclosure Package and the Final Offering Memorandum, neither the Company nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Company and its subsidiaries, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties.  Any and all agreements pursuant to which the Company and each subsidiary of the Company holds any of its material assets, including but not limited to the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Company is not nor is any subsidiary of the Company in default of any of the material provisions of any such agreements nor has any such default been alleged to the Company or any of its subsidiaries; the Company is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; all leases, licenses, concessions, patented and unpatented claims pursuant to which the Company and each of its subsidiaries derives its interest in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.  “Material Properties” means the material properties and projects of the Company, including the Pilar Property, Catita Property, Juca Vieira Property, Camará Property, Morro do Adão Property, Paciência Property, Bahú Property, Marzagão Property, Rio de Peixe Property, Turmalina Property, Satinoco Property, Pedra Branca Property (through its interest in a joint venture), Palmital Property, Ouro Fino Property, Faina Property, Pontal Property, Fazenda Experimental Property, Roça Grande Property, the Serra Paraíso Property and the Gurupi Project.

(xxiii)           Leased and Owned Premises.  With respect to each of the Leased Premises (as defined below), the Company or one of its subsidiaries occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or such subsidiary occupies the Leased Premises is in good standing and is in full force and effect, except for the corporate premises at 125 North State Street, Concord, New Hampshire which the Company shares with Brazilian Resources, Inc.  The completion of the transactions described herein will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.  Any real property (and the buildings constructed thereon) in which the Company or any of its subsidiaries has an interest (the “Real Property”) and the operations thereon are, to the knowledge of the Company, in compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits, except as would not have a Material Adverse Effect.  None of such Real Property or such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment, except where such proceeding would not have a Material Adverse Effect.  “Leased Premises” means the premises occupied by the Company or any of its subsidiaries as a tenant, which are material to the Company and its subsidiaries, taken as a whole.

(xxiv)           Mineral Information. The information set forth in the General Disclosure Package and the Final Offering Memorandum relating to the estimates by the Company of the mineral reserves and resources at the Company’s properties has been reviewed and verified by the Company or independent consultants to the Company as disclosed in the General Disclosure Package and the Final Offering Memorandum and, except as disclosed in the General Disclosure Package and the Final Offering Memorandum, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified by mining experts and the information upon which the estimates of reserves and resources was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the General Disclosure Package and the Final Offering Memorandum.

(xxv)           No Undisclosed Relationships.  No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, affiliates, customers or suppliers of the Company or any of its subsidiaries, on the other, that would be required by applicable Canadian securities laws to be described in a prospectus to be filed with the Ontario Securities Commission and that is not so described in the General Disclosure Package and the Offering Memorandum.

(xxvi)           Investment Company Act.  The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the General Disclosure Package and the Final Offering Memorandum, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(xxvii)                      Taxes.  The Company and each of its subsidiaries has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid and any other assessment, fine or penalty levied against the Company or any of its subsidiaries, to the extent that any of the foregoing is due and payable.  The Company and each of its subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or any of its subsidiaries, and, to the knowledge of the Company, there are no audits pending relating to the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.  No domestic or foreign taxation authority has asserted or threatened to assert in writing any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any of its subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(xxviii)                      Transfer Taxes.  There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(xxix)           Duties.  No stamp duty, registration or documentary taxes, duties or other similar charges are payable under the federal laws of Canada or the laws of any province or territory of Canada in connection with the creation, issuance, sale and delivery to the Initial Purchaser of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of any Securities by an Initial Purchaser to U.S. or Canadian residents.

(xxx)           Reporting Issuer and MJDS Eligibility.  The Company is a “reporting issuer” (or its equivalent) under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each of the Canadian jurisdictions that maintains such a list.  The Common Shares are registered under Section 12(b) of the 1934 Act; accordingly, the Company is subject to the reporting requirements of Section 13 of the 1934 Act.

(xxxi)           Licenses and Permits.  The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Canadian and U.S. federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the General Disclosure Package and the Final Offering Memorandum, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the General Disclosure Package and the Final Offering Memorandum or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(xxxii)                      No Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect.

(xxxiii)                      Compliance with and Liability under Environmental Laws.  Except as would not have a Material Adverse Effect, neither the Company nor any of its subsidiaries has filed any notice under any Environmental Laws (as defined below) indicating past or present treatment, storage or disposal of a Hazardous Material (as defined below).  To the knowledge of the Company, except in material compliance with applicable Environmental Laws (as defined below), none of the Real Property or Leased Premises has at any time been used by the Company or any of its subsidiaries as a waste storage or waste disposal site or to operate a waste management business.  Except as would not have a Material Adverse Effect, (A) to the knowledge of the Company, neither the Company nor any of its subsidiaries has any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and the operations thereon, (B) neither the Company nor any of its subsidiaries generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance or industrial waste (as defined under Environmental Laws) on any of the Real Property or Leased Premises in contravention of Environmental Laws, and (C) to the knowledge of the Company, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of Environmental Laws.  For the purposes of this clause (xxxiii), “Environmental Laws” means any applicable federal, provincial, state or municipal laws or regulations enacted to prevent pollution or for the protection of the environment, natural resources or human health or safety, and “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by Environmental Laws.

Other than as disclosed in the General Disclosure Package and the Final Offering Memorandum, without limiting the generality of the preceding paragraph, the Company and its subsidiaries have (i) operated the Real Property and the Leased Premises, and (ii) received, handled, used, stored, treated, shipped and disposed of all Hazardous Materials, in each case in material compliance with all Environmental Laws.

Neither the Company nor any of its subsidiaries has received written notice of any actual or potential material liability under or relating to, or actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any release or threat of release of Hazardous Materials, and the Company does not have any knowledge of any event or condition that would reasonably be expected to result in any such notice.

There are no orders, rulings or directives issued, pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or any of its subsidiaries (including the Real Property and the Leased Premises), which would have a Material Adverse Effect.

No written notice with respect to any of the matters referred to in this clause (xxxiii), including any alleged violations by the Company or any of its subsidiaries with respect thereto, has been received by the Company or any of its subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of its subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or, to the knowledge of the Company, threatened, which would have a Material Adverse Effect.  There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(xxxiv)                      Compliance with ERISA.  (i) The Company does not maintain an employee benefit plan as defined by Section 3(3) of ERISA that is subject to Title IV of ERISA; (ii) the Company has no knowledge of any material liability that has been incurred or is expected to be incurred by the Company that is or remains unsatisfied for any taxes or penalties with respect to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA or any “plan,” within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) in each case, maintained, contributed to, or required to be contributed to by the Company or by any entity that is under common control with the Company within the meaning of ERISA Section 4001(a)(14) (a “Plan”); (iii) the Company has made and shall continue to make when due all required contributions to all such Plans that the Company is required to make, if any and to the Company’s knowledge, each such Plan has been and will be administered in compliance with its terms and the applicable provisions of ERISA, the Internal Revenue Code, and any other applicable federal or state law and no action shall be taken or fail to be taken that would result in the disqualification or loss of tax-exempt status of any such Plan intended to be qualified and/or tax exempt except where, in each case in clauses (i) through (iii) above, such event or condition, together with all such events and conditions, would not have a Material Adverse Effect.

(xxxv)           Disclosure Controls.  The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the 1934 Act and in National Instrument 52-109 (“NI 52-109”)) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act or under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 under the 1934 Act and NI 52-109.

(xxxvi)                      Accounting Controls.  The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) under the 1934 Act and in NI 52-109) that comply in all material respects with the requirements of the 1934 Act, 1934 Act Regulations and applicable Canadian securities laws and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as disclosed in the General Disclosure Package and the Final Offering Memorandum, since the end of the Company’s most recent audited financial year, there are no material weaknesses or significant deficiencies in the Company’s internal controls.  The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(xxxvii)                      Insurance.  The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses in a manner that is customary in relation to other industry participants of a similar size operating in Brazil; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(xxxviii)                      No Unlawful Payments.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(xxxix)                      Compliance with Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering Act) (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xl)           Compliance with OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xli)           Dividends.  There is not, in the articles of the Company nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of Common Shares.

(xlii)           No Broker’s Fees.  Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Initial Purchaser for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.

(xliii)           Rule 144A Eligibility.  At the Closing Time, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the 1934 Act or quoted in an automated inter-dealer quotation system (for the avoidance of doubt, the Common Shares are listed on the NYSE, which is a national securities exchange registered under Section 6 of the 1934 Act); and each of the General Disclosure Package, as of the Applicable Time, and the Final Offering Memorandum, as of its date, contains or will contain all the information that, if requested by a prospective purchaser of the Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the 1933 Act.

(xliv)           No Integration.  Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the 1933 Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the 1933 Act.

(xlv)           No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act or (ii) engaged in any similar conduct in Canada.

(xlvi)           Securities Law Exemptions.  Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 6(c) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers, the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the General Disclosure Package and the Final Offering Memorandum, or the issuance of the Underlying Securities upon conversion of the Securities, to register the Securities or the Underlying Securities under the 1933 Act, to qualify the Securities or the Underlying Securities or file any prospectus under applicable Canadian securities laws, to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “1939 Act”), or to comply with the trust indenture provisions of the Business Corporations Act (Ontario).

(xlvii)           No Stabilization or Manipulation.  Neither the Company nor, to its knowledge, any of its directors, officers or affiliates has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities or the Underlying Securities.

(xlviii)                      No Prior Proceedings.  Except as described in the General Disclosure Package and the Final Offering Memorandum, to the Company’s  knowledge, information and belief, after due enquiry, none of the directors or officers of the Company is or has ever been subject to any securities regulatory, criminal, bankruptcy or insolvency proceedings in the United States, Canada or elsewhere.

(xlix)           Margin Rules.  Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the General Disclosure Package and the Final Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(l)           Forward-Looking Statements.  No forward-looking statement or forward-looking information (within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act or as defined under Canadian securities laws, as applicable) contained in the General Disclosure Package or the Final Offering Memorandum has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(li)           Statistical and Market Data.  Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the General Disclosure Package and the Final Offering Memorandum is not based on or derived from sources that are reliable and accurate in all material respects.

(lii)           Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(liii)           No Ratings.  There are no securities or preferred stock of or guaranteed by the Company or any of its subsidiaries that are rated by a “nationally recognized statistical rating organization,” as such term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act.

(liv)           Listing of the Underlying Securities.  The Underlying Securities are, or at the Closing Time will be, duly listed and admitted and authorized for trading, subject to official notice of issuance, on the NYSE and have been, or at the Closing Time will be, conditionally approved for listing on the TSX.

(lv)           Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale by the Company under the 1933 Act.

(lvi)           Lending Relationship.  Except as disclosed in the General Disclosure Package and the Final Offering Memorandum, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Initial Purchaser and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Initial Purchaser.

Officer’s Certificates.  Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representative or to counsel for the Initial Purchasers shall be deemed a representation and warranty by the Company to each Initial Purchaser as to the matters covered thereby.

Sale and Delivery to Initial Purchasers; Closing.

Initial Securities.  On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Initial Purchaser, severally and not jointly, and each Initial Purchaser, severally and not jointly, agrees to purchase from the Company, at the price set forth in Schedule A, the aggregate principal amount of Initial Securities set forth in Schedule A, plus any additional principal amount of Initial Securities which such Initial Purchaser may become obligated to purchase pursuant to the provisions of Section 11 hereof, subject to such adjustments as Merrill Lynch in its discretion shall make to ensure that any sales or purchases are in authorized denominations.

Option Securities.  In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Initial Purchasers, severally and not jointly, to purchase the Option Securities, at the price set forth in Schedule A.  The option hereby granted may be exercised for 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering overallotments made in connection with the offering and distribution of the Initial Securities upon notice by the Representative to the Company setting forth the amount of Option Securities as to which the several Initial Purchasers are then exercising the option and the time and date of payment and delivery for such Option Securities.  Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time.  If the option is exercised as to all or any portion of the Option Securities, each of the Initial Purchasers, acting severally and not jointly, will purchase that proportion of the total principal amount of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Initial Purchaser bears to the total principal amount of Initial Securities, subject in each case to such adjustments as Merrill Lynch in its discretion shall make to ensure that any sales or purchases are in authorized denominations.  The Representative shall notify the Company in writing when the Initial Purchasers have completed the resale of the Securities.

Payment.  Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Cleary Gottlieb Steen & Hamilton LLP, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (New York City time) on the third (fourth, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 11), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Initial Purchasers, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the nominee of The Depository Trust & Clearing Corporation (“DTCC”), for the respective accounts of the Initial Purchasers of the Securities to be purchased by them, in one or more global notes representing the Securities (collectively, the “Global Notes”), with any transfer taxes payable in connection with the sale of such Securities duly paid by the Company.  It is understood that each Initial Purchaser has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase.  Merrill Lynch, individually and not as representative of the Initial Purchasers, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Initial Purchaser whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Initial Purchaser from its obligations hereunder.

Denominations; Registration.  Initial Securities and the Option Securities, if any, shall be in such denominations ($2,000 or integral multiples of $1,000) and registered in such names as the Representative may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be.  A copy of the Global Notes representing the Initial Securities and the Option Securities, if any, as the case may be, will be made available for examination by the Representative in The City of New York not later than 10:00 A.M. (New York City time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

Covenants of the Company.  The Company covenants with each Initial Purchaser as follows:

Delivery of Offering Memorandum.  The Company has delivered to each Initial Purchaser, without charge, as many copies of the Preliminary Offering Memorandum (as amended or supplemented) thereto and documents incorporated by reference therein as such Initial Purchaser reasonably requested (including the related Canadian preliminary offering memorandum), and the Company hereby consents to the use of such copies.  The Company will furnish to each Initial Purchaser, without charge, such number of copies of the Final Offering Memorandum thereto and documents incorporated by reference therein (including the related Canadian final offering memorandum) as such Initial Purchaser may reasonably request.

Notice and Effect of Material Events.   If at any time prior to the completion of resales of the Securities by the Initial Purchasers, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Initial Purchasers or for the Company, to amend or supplement the General Disclosure Package or the Final Offering Memorandum in order that the General Disclosure Package or the Final Offering Memorandum, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Subsequent Purchaser, the Company will promptly (A) give the Representative notice of such event and (B) prepare any amendment or supplement as may be necessary to correct such statement or omission and, a reasonable amount of time prior to any proposed use or distribution, furnish the Representative with copies of any such amendment or supplement; provided that the Company shall not use or distribute any such amendment or supplement to which the Representative or counsel for the Initial Purchasers shall reasonably object.  The Company will furnish to the Initial Purchasers such number of copies of such amendment or supplement as the Initial Purchasers may reasonably request.

Reporting Requirements.  Until the completion of resales of the Securities by the Initial Purchasers, the Company will file or furnish all documents required to be filed with or furnished to (i) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations and (ii) Canadian securities regulatory authorities in accordance with applicable Canadian securities laws.  The Company has given the Representative notice of any filings or furnishings, as applicable, made pursuant to the 1934 Act, 1934 Act Regulations or applicable Canadian securities laws within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and shall make such changes to such documents as the Representative or counsel for the Initial Purchasers may reasonably suggest.

Blue Sky Qualifications.  The Company will use its commercially reasonable efforts, in cooperation with the Initial Purchasers, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

Use of Proceeds.  The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the General Disclosure Package and the Final Offering Memorandum under “Use of Proceeds.”

DTCC.  The Company will cooperate with the Initial Purchasers and use its commercially reasonable efforts to permit the offered Securities to be eligible for clearance and settlement through the facilities of DTCC.

Listing.  The Company will keep available at all times, free of preemptive rights, Common Shares for the purpose of enabling the Company to satisfy all obligations to issue the Underlying Securities upon conversion of the Securities.  The Company will use its commercially reasonable efforts to effect and maintain the listing of the Underlying Securities on the NYSE and the TSX, and will file with the TSX and the NYSE all documents and notices required by the TSX and the NYSE, respectively.

Restriction on Sale of Securities.  During a period of 90 days from the date of the Final Offering Memorandum, the Company will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Shares, (iii)  file with the Commission a registration statement under the 1933 Act, or file with Canadian securities regulatory authorities a prospectus, relating to the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iv) publicly disclose the intention to effect any transaction described in clauses (i), (ii) or (iii), whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; provided that the foregoing shall not apply to (A) the Securities to be sold hereunder or the issuance of the Underlying Securities, (B) any Common Shares issued upon the exercise of options or interests granted under any employee stock option plan or stock ownership plan in effect as of the date of this Agreement, and (C) any Common Shares issued to a seller in connection with any acquisition or other strategic transaction by the Company, provided that the number of Common Shares issued in connection with such transactions shall not exceed 10% of the Common Shares outstanding as of the date of this Agreement.

No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act or (ii) engage in any similar conduct in Canada.

No Stabilization.  The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities and will not take any action prohibited by Regulation M under the 1934 Act in connection with the distribution of the Securities contemplated hereby.

Payment of Expenses.

Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) preparation, issuance and delivery of the Securities to the Initial Purchasers and the Underlying Securities and any charges of DTCC in connection therewith, (ii) the fees and disbursements of the Company’s counsel, accountants and other advisors, (iii) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Initial Purchasers in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (iv) the preparation, printing and delivery to the Initial Purchasers of copies of each Preliminary Offering Memorandum and  the related Canadian preliminary offering memorandum, any Issuer Written Information, the Final Term Sheet and the Final Offering Memorandum and the related Canadian final offering memorandum and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Initial Purchasers to investors, (v) all fees and expenses of the Trustee and any expenses of any transfer agent or registrar for the Securities or the Underlying Securities, (vi) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (vii) the fees and expenses incurred in connection with the listing of the Underlying Securities on the NYSE and the TSX, (viii) all fees payable in connection with the filing of any Form 45-106F1 with Canadian securities regulatory authorities and (ix) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Initial Purchasers caused by a breach of the representation contained in the first sentence of Section 1(a)(xlvi).

Termination of Agreement.  If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 10(a)(i) or (iii) hereof, the Company shall reimburse the Initial Purchasers for all of their documented out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Initial Purchasers.

Conditions of Initial Purchasers’ Obligations.  The obligations of the several Initial Purchasers hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

Opinion of Counsel for Company.  At the Closing Time, the Representative shall have received (i) the favorable opinion, dated the Closing Time, of Davies Ward Phillips & Vineberg LLP, U.S. counsel for the Company, in form and substance reasonably satisfactory to counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers to the effect set forth in Exhibit A-1 hereto, (ii) the favorable opinion, dated the Closing Time, of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company, in form and substance reasonably satisfactory to counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers to the effect set forth in Exhibit A-2 hereto, (iii) the favorable opinion, dated the Closing Time, of Azevedo Sette Advagados, local Brazilian counsel for the Company, relating to the existence, registered capital and members of each of Mineração Serros do Oeste, Ltda., Mineração Turmalina Ltda. and MCT Mineração Ltda., in form and substance reasonably satisfactory to counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers to the effect set forth in Exhibit A-3 hereto and (iv) the favorable opinion, dated the Closing Time, of Azevedo Sette Advagados, local Brazilian counsel for the Company, relating to the Material Properties and the legally binding nature and status of the joint venture agreements entered into in relation to the Material Properties, in form and substance reasonably satisfactory to counsels for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers to the effect set forth in Exhibit A-4 hereto.

Opinion of Counsel for Initial Purchasers.  At the Closing Time, the Representative shall have received (i) the favorable opinion, dated the Closing Time, of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers in form and substance satisfactory to the Representative and (ii) the favorable opinion, dated the Closing Time, of Osler Hoskin & Harcourt LLP, Canadian counsel for the Initial Purchasers, together with signed or reproduced copies of such letter for each of the other Initial Purchasers in form and substance satisfactory to the Representative.  In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal securities laws of the United States or the federal laws of Canada or the laws of any province or territory of Canada, as applicable, upon the opinions of counsel satisfactory to the Representative.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.

Officers’ Certificates.  At the Closing Time, (i) there shall not have been, since the date hereof or since the respective dates as of which information is given in the General Disclosure Package or the Final Offering Memorandum, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (x) there has been no such material adverse change, (y) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time and (z) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time; and (ii)  the Representative shall have received a certificate of Adriano Nascimento, Vice President of the Company, dated the Closing Time, in form and substance satisfactory to the Initial Purchasers and counsels to the Initial Purchasers.

Accountant’s Comfort Letter.  At the time of the execution of this Agreement, the Representative shall have received from KPMG LLP a letter, dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Initial Purchasers containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Offering Memorandum.

Bring-down Comfort Letter.  At the Closing Time, the Representative shall have received from KPMG LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (d) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

Approval of Listing.  At the Closing Time, the Underlying Securities shall have been approved for listing on the NYSE and conditionally approved for listing on the TSX, each subject only to official notice of issuance.

Lock-up Agreements.  At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule E hereto.

Maintenance of Rating.  Since the execution of this Agreement, there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as such term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

No Legal Impediment to Issuance.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Time or any Date of Delivery, as the case may be, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state, provincial or foreign court shall have been issued that would, as of the Closing Time or any Date of Delivery, as the case may be, prevent the issuance or sale of the Securities.

Good Standing.  The Representative shall have received at and as of the Closing Time or any Date of Delivery, as the case may be, satisfactory evidence of the good standing (or similar status) of the Company and its subsidiaries in their respective jurisdictions of organization and their good standing (or similar status) in such other jurisdictions as the Representative may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

DTCC.  The Securities shall be eligible for clearance and settlement through DTCC.

Conditions to Purchase of Option Securities.  In the event that the Initial Purchasers exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any of its subsidiaries hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i)           Officers’ Certificates.  Certificates, each dated such Date of Delivery, (x) of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(c)(i) hereof remains true and correct as of such Date of Delivery; and (y) of Adriano Nascimento, Vice President of the Company, confirming that the certificate delivered at the Closing Time pursuant to Section 5(c)(ii) hereof remains true and correct as of such Date of Delivery.

(ii)           Opinion of Counsel for Company.  If requested by the Representative, the favorable opinion of Davies Ward Phillips & Vineberg LLP, U.S. counsel for the Company, together with the favorable opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company, each in form and substance reasonably satisfactory to counsel for the Initial Purchasers, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(a) hereof.

(iii)           Opinion of Counsel for Initial Purchasers.  If requested by the Representative(s), the favorable opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Initial Purchasers, together with the favorable opinion of Osler Hoskin & Harcourt LLP, Canadian counsel for the Initial Purchasers, each dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iv)           Bring-down Comfort Letter.  If requested by the Representative, a letter from KPMG LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(d) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

Additional Documents.  At the Closing Time and at each Date of Delivery (if any), counsels for the Initial Purchasers shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsels for the Initial Purchasers.

Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Initial Purchasers to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 7, 8, 9, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

Subsequent Offers and Resales of the Securities.

Offer and Sale Procedures.  Each of the Initial Purchasers and the Company hereby establish and agree to observe the following procedures in connection with the offer and sale of the Securities:

Offers and Sales.  Offers and sales of the Securities shall be made to such persons and in such manner as is contemplated by the Offering Memorandum and as set forth in Section 6(c).  Each Initial Purchaser severally agrees that it will not offer, sell or deliver any of the Securities in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof, and that it will take at its own expense whatever action is required to permit its purchase and resale of the Securities in such jurisdictions.  The Company has not entered into any contractual arrangement, other than this Agreement, with respect to the distribution of the Securities or the Underlying Securities and the Company will not enter into any such arrangement except as contemplated thereby.

No General Solicitation.  No general solicitation or general advertising (within the meaning of Rule 502(c) under the 1933 Act Regulations) will be used in the United States in connection with the offering or sale of the Securities.

Legends. Each of the Securities will bear, to the extent applicable, the legends contained in “Transfer Restrictions” in the General Disclosure Package and the Final Offering Memorandum for the time period and upon the other terms stated therein.

(iv)           Minimum Principal Amount.  No sale of the Securities to any one Subsequent Purchaser will be for less than U.S. $1,000 principal amount and no Security will be issued in a smaller principal amount.

Covenants of the Company.  The Company covenants with each Initial Purchaser as follows:

(i)           Integration.  The Company agrees that it will not and will cause its Affiliates not to, directly or indirectly, solicit any offer to buy, sell or make any offer or sale of, or otherwise negotiate in respect of, securities of the Company of any class if, as a result of the doctrine of “integration” referred to in Rule 502 under the 1933 Act Regulations, such offer or sale would render invalid (for the purpose of (i) the sale of the offered Securities by the Company to the Initial Purchasers, (ii) the resale of the offered Securities by the Initial Purchasers to Subsequent Purchasers or (iii) the resale of the offered Securities by such Subsequent Purchasers to others) the exemption from the registration requirements of the 1933 Act provided by Section 4(2) thereof or by Rule 144A thereunder, applicable Canadian securities laws or otherwise.

(ii)           Rule 144A Information.  The Company agrees that, in order to render the offered Securities eligible for resale pursuant to Rule 144A, while any of the offered Securities remain outstanding, it will make available, upon request, to any holder of offered Securities or prospective purchasers of Securities the information specified in Rule 144A(d)(4), unless the Company furnishes information to the Commission pursuant to Section 13 or 15(d) of the 1934 Act or is exempt from reporting under the 1934 Act pursuant to Rule 12g3-2(b) thereunder.

(iii)           Restriction on Repurchases.  Until the expiration of one year after the original issuance of the offered Securities, the Company will not, and will cause its Affiliates not to, resell any offered Securities which are “restricted securities” (as such term is defined under Rule 144(a)(3)), whether as beneficial owner or otherwise (except as agent acting as a securities broker on behalf of and for the account of customers in the ordinary course of business in unsolicited broker’s transactions).

Representations, Warranties and Agreements of the Initial Purchasers.  Each Initial Purchaser severally and not jointly represents and warrants to, and agrees with, the Company that it is a Qualified Institutional Buyer and an “accredited investor” within the meaning of Rule 501(a) under the 1933 Act Regulations.  Each Initial Purchaser understands that the offered Securities have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act.  Each Initial Purchaser severally represents and agrees that it has not offered or sold, and will not offer or sell, any offered Securities constituting part of its allotment at any time except in accordance with Rule 144A or another applicable exemption from the registration requirements of the 1933 Act.  Accordingly, neither it nor any person acting on its behalf has made or will make offers or sales of the Securities in the United States by means of any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States with respect to the Securities.  Each Initial Purchaser will take reasonable steps to inform, and cause each of its affiliates (as such term is defined in Rule 501(b) under the 1933 Act Regulations (each, an “Affiliate”)) to take reasonable steps to inform, persons acquiring Securities from such Initial Purchaser or Affiliate, as the case may be, in the United States that the Securities (A) have not been and will not be registered under the 1933 Act, (B) are being sold to them without registration under the 1933 Act in reliance on Rule 144A or in accordance with another exemption from registration under the 1933 Act, as the case may be, and (C) may not be offered, sold or otherwise transferred except (1) to the Company, (2) outside the United States in accordance with Regulation S under the 1933 Act or (3) inside the United States in accordance with (x) Rule 144A to a person whom the seller reasonably believes is a Qualified Institutional Buyer that is purchasing such Securities for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (y) pursuant to another available exemption from registration under the 1933 Act.  Each Initial Purchaser represents that it will offer and sell the Securities only to persons in Canada who are “accredited investors,” within the meaning of National Instrument 45-106 of the Canadian Securities Administrators (“NI 45-106”), and that, in purchasing the Securities, are deemed to have represented and agreed as provided under the caption “Transfer Restrictions” in the Canadian final offering memorandum prepared for delivery to prospective purchasers in Canada and incorporating the Final Offering Memorandum and it is an “accredited investor,” within the meaning of NI 45-106, entitled to purchase the Securities in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws.

Indemnification.

Indemnification of Initial Purchasers.  The Company agrees to indemnify and hold harmless each Initial Purchaser, its Affiliates, its selling agents,  its directors, its officers and each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact included in any Preliminary Offering Memorandum, the Final Offering Memorandum, the information contained in the Final Term Sheet, any Issuer Written Information or any other information used by or on behalf of the Company in connection with the offer or sale of the Securities (or any amendment or supplement to the foregoing) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 7(d) below) any such settlement is effected with the written consent of the Company;

(iii)           against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in any Preliminary Offering Memorandum, the Final Offering Memorandum or the information contained in the Final Term Sheet (or any amendment or supplement to the foregoing) in reliance upon and in conformity with the Initial Purchaser Information.

(b)           Indemnification of Company, Directors and Officers.  Each Initial Purchaser severally agrees to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in any Preliminary Offering Memorandum, the Final Offering Memorandum or the information contained in the Final Term Sheet (or any amendment or supplement to the foregoing) in reliance upon and in conformity with the Initial Purchaser Information.

(c)           Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

Contribution.  If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Initial Purchasers, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Initial Purchasers, on the other hand, bear to the aggregate initial offering price of the Securities as set forth on the cover of the Final Offering Memorandum.

The relative fault of the Company, on the one hand, and the Initial Purchasers, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 8, no Initial Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased by it and distributed to the public were offered to the public exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 8, each person, if any, who controls an Initial Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Initial Purchaser’s Affiliates and selling agents shall have the same rights to contribution as such Initial Purchaser, and each director of the Company, each officer of the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.  The Initial Purchasers’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the aggregate principal amount of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Initial Purchaser or its Affiliates or selling agents, any person controlling any Initial Purchaser, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

Termination of Agreement.

Termination.  The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the General Disclosure Package or the Final Offering Memorandum, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, the NYSE or the TSX, or (iv) if trading generally on the NYSE or the TSX has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, or (vi) if a banking moratorium has been declared by either federal (U.S. or Canada) or New York authorities.

Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 7, 8, 9, 14, 15 and 16 shall survive such termination and remain in full force and effect.

Default by One or More of the Initial Purchasers.  If one or more of the Initial Purchasers shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Initial Purchasers, or any other initial purchasers, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased on such date, each of the non-defaulting Initial Purchasers shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Initial Purchasers, or if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Initial Purchasers to purchase, and the Company to sell, the Option Securities to be purchased and sold on such Date of Delivery, shall terminate without liability on the part of any non-defaulting Initial Purchaser.

No action taken pursuant to this Section shall relieve any defaulting Initial Purchaser from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Initial Purchasers to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the General Disclosure Package or the Final Offering Memorandum or in any other documents or arrangements.  As used herein, the term “Initial Purchaser” includes any person substituted for an Initial Purchaser under this Section 11.

Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Initial Purchasers shall be directed to Merrill Lynch at Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, Facsimile: (646) 855-3073, Attention:  Syndicate Department, with a copy to ECM Legal, Facsimile:  (212) 230-8730; notices to the Company shall be directed to it at Jaguar Mining Inc., 125 North State Street, Concord, New Hampshire 03301, Facsimile: (603) 228-8045, Attention: Robert J. Lloyd, Corporate Secretary.

No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Initial Purchasers, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each Initial Purchaser is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries or their respective stockholders, creditors, employees or any other party, (c) no Initial Purchaser has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Initial Purchaser has advised or is currently advising the Company or any of its subsidiaries on other matters) and no Initial Purchaser has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Initial Purchasers and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Initial Purchasers have not provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Parties.  This Agreement shall each inure to the benefit of and be binding upon the Initial Purchasers and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Initial Purchasers and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 7 and 8 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Initial Purchasers and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor by reason merely of such purchase.

Trial by Jury.  The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Initial Purchasers hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, unless any such Federal court determines that it lacks jurisdiction over a Related Proceeding in which case such Related Proceeding shall be instituted in the courts of the State of New York, in each case located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each party not located in the United States irrevocably appoints CT Corporation System as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.  With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

Partial Unenforceability.  The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Initial Purchasers and the Company in accordance with its terms.

Very truly yours,

JAGUAR MINING INC.:

By
Name:
Title:

CONFIRMED AND ACCEPTED,
as of the date first above written:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By
                     Authorized Signatory
For itself and as Representative of the other Initial Purchasers named in Schedule A hereto.

SCHEDULE A

The initial offering price of the Securities shall be 100% of the principal amount thereof, plus accrued interest, if any, from the date of issuance.

The purchase price to be paid by the Initial Purchasers for the Securities shall be 96.5% of the principal amount thereof.

The interest rate on the Securities shall be 5.5% per annum.

Name of Initial Purchaser	Principal Amount of Securities

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$76,500,000

RBC Capital Markets, LLC	$13,500,000

Total	$90,000,000

Sch A - 1

SCHEDULE B

Final Term Sheet

Sch B - 1

SCHEDULE C

Issuer Written Information

Final Term Sheet in the form set forth on Schedule B

Sch D - 1

SCHEDULE D

Subsidiaries

Mineração Serros do Oeste, Ltda. (Jaguar ownership = 99.999%)
Mineração Turmalina Ltda. (Jaguar ownership = 99.998%)

MCT Mineração Ltda. (Jaguar ownership = 100.000%)

Sch E - 1

SCHEDULE E

List of Persons Subject to Lock-up

Daniel R. Titcomb

James M. Roller

Robert J. Lloyd

Adriano L. Nascimento

Robert Zwerneman

Lúcio Cardoso

Gary E. German

Anthony F. Griffiths

William E. Dow

Andrew C. Burns

Gil Clausen

Sch E - 1

Exhibit A-1

FORM OF OPINION OF COMPANY’S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(a)

(a)           This Agreement has been duly executed and delivered (insofar as execution or delivery may be governed by New York law) by the Company.

(b)           The Indenture has been duly executed and delivered (insofar as execution or delivery may be governed by New York law) by the Company and, assuming due execution and delivery thereof by the Trustee, constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law.

(c)           The Securities have been duly executed and delivered (insofar as execution or delivery may be governed by New York law) by the Company and, when duly authenticated as provided in the Indenture and paid for as provided in this Agreement, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law, and will be entitled to the benefits of the Indenture.

(d)           The statements in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Description of Notes,” insofar as such statements constitute summaries of certain provisions of the Indenture and of the Securities, fairly summarize such provisions in all material respects, except for, in the case of the Preliminary Offering Memorandum, statements with respect to the pricing terms of the Securities and any other items dependent upon the pricing terms and the delivery date of the Securities.

(e)           The execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents will not (i) result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any agreement or instrument governed by New York law set forth in Schedule A to such counsel’s opinion, or (ii) result in the violation of any applicable U.S. federal or New York state law, statute, rule or regulation (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations) [or, to the best of such counsel’s knowledge, any judgment or order of any U.S. federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule B]1 to such counsel’s opinion applicable to the Company.

(f)           No consent, approval, authorization, order, registration or qualification of or with any U.S. federal or New York state court, or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof), and the consummation of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications as have been obtained or may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers.

1 To be deleted if there is no such judgment or order.

(g)           Subject to the qualifications, restrictions, assumptions and limitations stated therein, the statements in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “U.S. Federal Income Tax Considerations,” to the extent they constitute summaries of legal matters with respect to U.S. federal taxation, constitute in all material respects a fair and accurate summary of the matters addressed therein.

(h)           The statements in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Plan of Distribution,” insofar as such statements constitute summaries of certain provisions of this Agreement, fairly summarize such provisions in all material respects, except for, in the case of the Preliminary Offering Memorandum, statements with respect to the pricing terms of the Securities and any other items dependent upon the pricing terms and the delivery date of the Securities.

(i)           The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the General Disclosure Package and the Final Offering Memorandum, the Company will not be required to register as an “investment company” under Section 8 of the Investment Company Act of 1940, as amended.

(j)           Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the General Disclosure Package and the Final Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(k)           Based solely on Section 5-1402 of the NY General Obligations Law, the submission by the Company to the non-exclusive jurisdiction of the U.S. federal and New York state courts located in the State of New York pursuant to Section 17 of this Agreement and Section 1.18 of the Indenture is effective, and the appointment of the agent for service of process pursuant to Section 17 of this Agreement and Section 1.18 of the Indenture is binding on the Company.  Such counsel may note that a court of the State of New York or the United States of America sitting in New York County has the power to decline to hear an action based on this Agreement or the Indenture on the ground that the State of New York is an inconvenient forum.

(l)           Assuming the accuracy of, and compliance with, the representations, warranties and agreements of the Company and the Initial Purchasers contained in this Agreement, the compliance by the Initial Purchasers with the offering and transfer procedures and restrictions described in the Preliminary Offering Memorandum, the General Disclosure Package and the Final Offering Memorandum, the receipt by the purchasers to whom the Initial Purchasers initially resell the  Securities of a copy of the Preliminary Offering Memorandum, the General Disclosure Package and the Final Offering Memorandum prior to such sale and the accuracy of the deemed representations and agreements of such purchasers contained in the Preliminary Offering Memorandum and the Final Offering Memorandum, it is not necessary, in connection with the offer, sale and delivery of the Securities to the Initial Purchasers or in connection with the initial resale of the Securities by the Initial Purchasers in the United States in the manner contemplated by this Agreement, the General Disclosure Package and the Final Offering Memorandum and the issuance of the Underlying Securities in accordance with the terms thereof (assuming compliance by the Company with all of the applicable provisions of the Indenture in connection therewith) to register the Securities or the Underlying Securities under the Securities Act or to qualify the Indenture under the 1939 Act, it being understood that no opinion is expressed as to any subsequent resale of any Securities.

Such counsel shall also state that they have participated in preparation of the General Disclosure Package and the Final Offering Memorandum and in conferences with representatives of the Company, representatives of the Initial Purchasers and their counsel  and with representatives of the Company’s  independent accountants and counsel at which conferences the contents of the General Disclosure Package and the Final Offering Memorandum and any amendment and supplement thereto and related matters were discussed, and they have reviewed a copy of the General Disclosure Package and the Final Offering Memorandum, and, although the limitations inherent in the role of outside counsel are such that they cannot and do not assume any responsibility for, and they are not passing upon, the accuracy, completeness or fairness of the statements contained in the General Disclosure Package and the Final Offering Memorandum and any amendment or supplement thereto (except as expressly provided above), and they have not made any independent check or verification thereof, on the basis of the foregoing nothing has come to the attention of such counsel to cause such counsel to believe that the General Disclosure Package (including the information incorporated by reference therein), at the Applicable Time (which such counsel may assume to be the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Final Offering Memorandum or any amendment or supplement thereto (including the information incorporated by reference therein), as of its date and the Closing Time, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained or incorporated by reference therein and the information derived from the reports of or attributed to persons named in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Interest of Experts,” as to which such counsel need express no belief or view).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.

The opinion of counsel described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein and shall be subject to the limitations, qualifications and assumptions stated or referred to therein.

Exhibit A-2

FORM OF OPINION OF COMPANY’S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(a)

(a)           The Company is a corporation existing under the laws of the Province of Ontario and has not been dissolved.

(b)           The Company has the corporate power and authority necessary to own, lease and operate its properties and carry on its business as described in the General Disclosure Package and the Final Offering Memorandum and to execute, deliver and perform its obligations under each of the Transaction Documents.

(c)           The authorized, issued and outstanding share capital of the Company is as set forth in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Capitalization” (other than the issuance of Common Shares upon exercise of stock options described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the General Disclosure Package and the Final Offering Memorandum); the share capital of the Company conforms in all material respects to the description thereof contained in the General Disclosure Package and the Final Offering Memorandum.

(d)           The Company has the corporate power and authority necessary to execute and deliver each of the Transaction Documents and to perform its obligations thereunder.

(e)           Each of this Agreement, the Indenture and the Securities has been duly authorized, executed and delivered by the Company.

(f)           The Underlying Securities have been duly authorized and, when issued upon conversion of the Securities in accordance with the terms of the Securities and the Indenture, will be validly issued, fully paid and non-assessable and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights under the Company's articles of incorporation or bylaws or under the Business Corporations Act (Ontario).

(g)           The execution and delivery by the Company of each of the Transaction Documents, and the performance by the Company of its obligations thereunder, will not contravene (i) any provision of applicable laws of the Province of Ontario or any federal laws of Canada applicable therein; (ii) the articles or by-laws of the Company; (iii) the agreements or instruments governed by Ontario law set forth in Schedule A to the Opinion; or (iv) any judgment, order or decree listed in Schedule B to the Opinion.

(h)           No consent, approval, authorization or order of, or filing with, any Canadian court or public, governmental or regulatory agency or body of the Province of Ontario or under the federal laws of Canada is required to be obtained by the Company or made by the Company under the laws of the Province of Ontario or the federal laws of Canada in connection with the execution and delivery by the Company of each of the Transaction Documents or the performance by the Company of its obligations thereunder, other than the approval of the TSX.

(i)           Subject to the qualifications, restrictions, assumptions and limitations stated therein, the statements in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Canadian Federal Income Tax Considerations for Canadian Purchasers” and the statements in the Canadian preliminary offering memorandum and the Canadian final offering memorandum under the heading “Certain Canadian Federal Income Tax Considerations,” to the extent they constitute summaries of legal matters with respect to Canadian federal taxation, constitute in all material respects a fair and accurate summary of the matters addressed therein.

(j)           The documents incorporated by reference in the Final Offering Memorandum (excluding the financial statements and related schedules therein, and the other financial data or mineral reserves or resources estimates contained or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion), when they were filed with the Ontario Securities Commission under Ontario securities laws, complied as to form in all material respects with the requirements of the Ontario securities laws as interpreted and applied by the Ontario Securities Commission.

(k)           The Company is a “reporting issuer” under Ontario securities laws and is not on the list of defaulting reporting issuers maintained by the Ontario Securities Commission.

(l)           No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of an Initial Purchaser which is not a resident of Canada, in connection with the transactions contemplated by this Agreement) are payable by or on behalf of the Initial Purchasers to any federal or provincial government in Canada or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Securities by the Company to or for the account of the Initial Purchasers or (B) the sale and delivery outside Canada by the Initial Purchasers of the Securities in the manner contemplated by this Agreement.

(m)           The distribution of the Securities in accordance with this Agreement is exempt from the prospectus requirements of the securities laws in Ontario and no prospectus is required nor are other documents required to be filed under securities laws in Ontario to permit the distribution of the Securities by the Initial Purchasers to purchasers; however, the Company will be required to file with the applicable Canadian securities commissions with respect to certain purchasers of Securities in those offering jurisdictions a report of exempt distribution on Form 45-106F1 contemplated in National Instrument 45-106 - Prospectus and Registration Exemptions, together, in each case, with the payment of applicable fees and the filing of the Offering Memorandum where required by securities laws in the relevant offering jurisdictions.

(n)           No prospectus or registration pursuant to the dealer registration requirements of the securities laws of Ontario will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the securities laws of Ontario to permit the issue and delivery of the Underlying Securities upon the exercise of the Securities in accordance with their terms by holders resident in Ontario.

(o)           No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the securities laws of Ontario to permit, or in connection with, the first trade of the Securities or the Underlying Securities through a registrant properly registered under such securities laws in compliance therewith provided that:

(i)           the Company is and has been a reporting issuer for the four months immediately preceding such first trade in any jurisdiction of Canada;

(ii)           at the time of such first trade at least four months have elapsed from the date of issue of the Securities;

(iii)           if the Securities or Underlying Securities subject to the trade were issued within four months after the issue of the Securities, the certificate representing such Securities or Underlying Securities carried the legend required by National Instrument 45-102 (“NI 45-102”);

(iv)           at the time of such first trade the trade is not a “control distribution” as such term is defined in section 1.1 of NI 45-102;

(v)           no unusual effort is made to prepare the market or to create a demand for the Securities or Underlying Securities;

(vi)           no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(vii)           if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

(p)           In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the any of the Transaction Documents, the Ontario Court would apply New York Law, in accordance with the parties’ choice of New York Law in the Transaction Documents, to all issues which under the conflict of laws rules of the Province of Ontario are to be determined in accordance with the proper law of a contract, provided that:

(a)
the parties’ choice of New York Law in the Transaction Documents Agreement is bona fide and legal and there is no reason for avoiding the choice on the grounds of public policy, as such criteria would be applied by the Ontario Court; and

(b)	in any such proceeding, and notwithstanding the parties’ choice of New York Law in the Transaction Documents, the Ontario Court:

(i)	will not take judicial notice of the provisions of New York Law, but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)	will apply Applicable Laws that under Applicable Laws would be characterized as procedural and will not apply any New York Law that under Applicable Laws would be characterized as procedural;

(iii)	will apply provisions of Applicable Laws that have overriding effect;

(iv)	will not apply any New York Law if its application would be contrary to public policy, as such term is interpreted under Applicable Laws (“Public Policy”);

(v)
will not apply any New York Law if such application would be characterized under Applicable Laws as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

(q)           An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Corporation with respect to a claim arising out of the Transaction Documents (a “New York Judgment”), without reconsideration of the merits:

(a)	provided that:

(i)	an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period;

(ii)
the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(iii)	the Ontario Court will render judgment only in Canadian dollars; and

(iv)	an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and

(b)	subject to the following defences:

(i)	that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)
that the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)	that the New York Judgment has been satisfied or is void or voidable under New York Law.

Such counsel shall also state that except to the extent contemplated in one or more of the qualifications to opinions (p) and (q) above, such counsel is not aware of any public policy that would be violated by any provisions of the Transaction Documents or any provision of Ontario Law that has an overriding effect that would be applicable to the Transaction Documents.

(r)           The Bank of New York Mellon and BNY Trust Company of Canada have been duly appointed as the trustees under the Indenture; Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent of the Common Shares at its offices in Toronto, Ontario; Computershare Investor Services, N.A.  has been duly appointed as co-transfer agent for the Common Shares in the United States at its principal office in Denver, Colorado.

Such counsel shall also state that they have participated in preparation of the General Disclosure Package and the Final Offering Memorandum and in conferences with representatives of the Company, representatives of the Initial Purchasers and their counsel and with representatives of the Company’s independent accountants and counsel at which conferences the contents of the General Disclosure Package and the Final Offering Memorandum and any amendment and supplement thereto and related matters were discussed, and they have reviewed a copy of the General Disclosure Package and the Final Offering Memorandum, and, although the limitations inherent in the role of outside counsel are such that they cannot and do not assume any responsibility for, and they are not passing upon, the accuracy, completeness or fairness of the statements contained in the General Disclosure Package and the Final Offering Memorandum and any amendment or supplement thereto (except as expressly provided above), and they have not made any independent check or verification thereof, on the basis of the foregoing nothing has come to the attention of such counsel to cause such counsel to believe that the General Disclosure Package (except that the reference to “Preliminary Offering Memorandum” in the definition of “General Disclosure Package” shall be replaced with “Canadian preliminary offering memorandum” for the purpose of such counsel's opinion) (including the information incorporated by reference therein), at the Applicable Time (which such counsel may assume to be the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact (as defined in Section 1 of the Securities Act (Ontario)) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Canadian final offering memorandum or any amendment or supplement thereto (including the information incorporated by reference therein), as of its date and the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained or incorporated by reference therein and the information derived from the reports of or attributed to persons named in the Preliminary Offering Memorandum and the Final Offering Memorandum under the heading “Interest of Experts,” as to which such counsel need express no belief or view).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.

The opinion of counsel described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein.

Exhibit A-3

FORM OF OPINION OF COMPANY’S LOCAL BRAZILIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(a)

Exhibit A-4

FORM OF OPINION OF COMPANY’S LOCAL BRAZILIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(a)

Exhibit B

FORM OF LOCK-UP TO BE DELIVERED PURSUANT TO SECTION 5(g)

February     , 2011

Merrill Lynch, Pierce, Fenner & Smith
        Incorporated,
  as Representative of the several
  Initial Purchasers to be named in the
  within-mentioned Purchase Agreement
c/o   Merrill Lynch, Pierce, Fenner & Smith
      Incorporated
One Bryant Park
New York, New York  10036
Re:           Proposed Public Offering by Jaguar Mining Inc.

Dear Sirs:
The undersigned, a shareholder and an officer and/or director of Jaguar Mining Inc., a corporation continued under the laws of the Province of Ontario (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) proposes to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company providing for the offering of $90,000,000 aggregate principal amount of the Company’s Senior Convertible Notes (the “Securities”).  In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each initial purchaser to be named in the Purchase Agreement that, during the period beginning on the date hereof and ending on the date that is 90 days from the date of the Purchase Agreement (the “Lock-up Period”), the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any common shares of the Company (the “Common Shares”), or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise, in each case other than (A) transfers of Common Shares as a bona fide gift or gifts, (B) transfers or sales of Common Shares pursuant to any contract, instruction or plan, including a contract, instruction or plan complying with Rule 10b5-1 of the Regulations of the Securities Exchange Act of 1934, as amended, that has been entered into by the undersigned prior to the date of this Agreement, (C) the exercise of options or the disposition of Common Shares solely to fund the exercise price and other expenses incurred to exercise options during the Lock-Up Period or (D) the transfer or sale of up to 300,000 Common Shares by Daniel R. Titcomb and up to 100,000 Common Shares by each of James M. Roller, Robert J. Lloyd, Adriano L. Nascimento, Robert Zwerneman, Lúcio Cardoso, Gary E. German, Anthony F. Griffiths, William E. Dow, Andrew C. Burns and Gil Clausen; provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each donee or distributee shall execute and deliver to Merrill Lynch a lock-up letter in the form of this Agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (A) or (B), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or Canadian securities laws or any other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution.

The undersigned understands that, if the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities, the undersigned shall be released from all obligations under this Agreement.  The undersigned understands that the Initial Purchasers are entering into the Purchase Agreement and proceeding with the offering of the Securities in reliance upon this Agreement.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

Signature:

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